UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Unaudited Interim Financial Statements and Footnotes

Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), is furnishing its unaudited financial statements and footnotes for the six months ended March 31, 2023 and 2022. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended March 31, 2023 is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

On August 29, 2023, the Company issued a press release announcing its unaudited financial results for the six months ended March 31, 2023 and 2022, a copy of which press release is attached as Exhibit 99.3 to this report of foreign private issuer on Form 6-K.

Audited Financial Statements and Footnotes of One Eighty Holdings Ltd. and Pro Forma Financial Statements of the Combined Company

As previously disclosed in the Company’s report of foreign private issuer on Form 6-K (File No. 001-41480), filed with the U.S. Securities and Exchange Commission on June 26, 2023, on the same date, the Company, as the issuer, and its wholly owned subsidiary, Starbox Global Ltd., a British Virgin Islands company (“Starbox Global”), as the buyer, entered into a share purchase agreement (the “Share Purchase Agreement”), with the five then shareholders of One Eighty Holdings Ltd. (the “One Eighty Shareholders”), as the sellers, with respect to One Eighty Holdings Ltd. (“One Eighty”), a Cayman Islands company, as the target company.

The Company closed the transactions contemplated by the Share Purchase Agreement on July 10, 2023 and Starbox Global acquired from the One Eighty Shareholders such number of ordinary shares of One Eighty representing 51% of the issued share capital in One Eighty. As a result, the Company indirectly acquired 51% of the equity interests in One Eighty. In compliance with Rule 3-05 of Regulation S-X, the balance sheets of One Eighty as of March 31, 2023 and September 30, 2022 and 2021 and the related statement of income (loss), changes in shareholder’s equity, and cash flows for the six months ended March 31, 2023 and the fiscal years ended September 30, 2022 and 2021, and the related notes and the unaudited pro forma condensed combined financial statements and notes of the Company as of and for the fiscal year ended September 30, 2022 are attached as Exhibit 99.1 and incorporated by reference herein.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which was filed as Exhibit 10.1 to the Company’s Form 6-K dated June 26, 2023.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Notes of Starbox Group Holdings Ltd. for the Six Months Ended March 31, 2023 and 2022; Financial Statements and Notes of One Eighty Holdings Ltd. as of and for the Six Months Ended March 31, 2023 and the Fiscal Years Ended September 30, 2022 and 2021, and Unaudited Pro Forma Condensed Combined Financial Statements and Notes of Starbox Group Holdings Ltd. as of and for the Fiscal Year Ended September 30, 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release
101. INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: August 29, 2023	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer